Filed Pursuant to Rule 424(b)(3)
File No. 333-153862

Grant Park Fund June 2010 Update
July 19, 2010

Supplement dated July 19, 2010 to Prospectus dated April 1, 2010
Class	June ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	-0.2%	-5.8%	$61.2M	$1,342.34
B	-0.3%	-6.1%	$615.6M	$1,149.42
Legacy 1	0.0%	-4.9%	$6.2M	$918.38
Legacy 2	-0.1%	-5.1%	$5.5M	$915.65
Global 1	0.3%	-4.2%	$8.1M	$916.95
Global 2	0.3%	-4.3%	$15.0M	$912.26
Global 3	0.1%	-5.2%	$97.1M	$890.40
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Agriculturals/Softs:  Ideal weather conditions in the Midwest led to a decline in corn prices.  In the softs markets, forecasts of elevated demand, especially from several Middle Eastern and Asian nations, resulted in sharp gains in the sugar markets.  Sugar prices finished nearly 30% over the previous month’s close.  Concerns regarding the state of the global economy weighed on livestock prices as investors liquidated positions.

Currencies: The Great British pound rallied as higher-than-expected retail sales figures and several positive economic indicators bolstered the outlook for the UK economy.  Also supporting the pound were beliefs Great Britain’s new government would be able to develop policy to solidify the economy.  The Japanese yen strengthened against counterparts as investors sought more risk-averse positions due to ongoing concerns over the US and EU economies.

Energy:  Natural gas prices rose in excess of 6% due to abnormally high temperatures across the U.S.  Also adding to the rally in natural gas were supply concerns stemming from forecasts of a very active hurricane season in the Gulf of Mexico for 2010.  Crude oil prices rallied as weakness in the U.S. dollar and Energy Information Administration reports calling for higher future demand supported prices.

Equities:  Global equity markets generally declined as weak economic indicators and ongoing debt concerns weighed on the outlook for the global economy.  Additionally, the equity markets were driven lower by news of fiscal instability in Hungary and by Fitch’s downgrading of BNP Paribas, SA, one of the Eurozone’s largest banks.

Fixed Income:  The U.S. Treasury markets advanced due to weaker-than-expected U.S. housing data and speculation of additional Chinese purchases of U.S. debt would increase.  Downturns in the equity markets also played a role in moving fixed-income prices higher as investors sought less volatile investments.

Metals:  Investors attempted to hedge European currency exposures, driving the price of gold higher by nearly 3%.  In the base metals markets, a combination of a weaker economic outlook for China and short-term strength in the US dollar put pressure on industrial metals, moving prices lower.

Sincerely,

David Kavanagh
President

Enclosures

Daily fund performance and weekly commentaries are available on our website at www.grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement
(Prepared from books without audit)
For the month ended June 30, 2010

STATEMENT OF INCOME
Trading Income (Loss)	Month to Date Total	Year to Date Total
Realized Trading Income (Loss)	$6,179,960	$-11,668,358
Change In Unrealized Income (Loss)	-2,068,629	-5,993,193
Brokerage Commission	-554,415	-3,251,419
Exchange, Clearing Fee and NFA Charges	-70,311	-262,010
Other Trading Costs	-376,927	-2,636,681
Change in Accrued Commission	-23,023	29,991
Net Trading Income (Loss)	3,086,655	-23,781,670

Other Income	Month to Date Total	Year to Date Total
Interest, U.S. Obligations	$-483,306	$1,090,991
Interest, Other	946,516	1,375,520
U.S. Government Securities Gain (Loss)	0	0
Total Income (Loss)	3,549,865	-21,315,159

Expenses	Month to Date Total	Year to Date Total
Management Fee	$0	$0
Incentive Fee	636,779	1,380,933
Operating Expenses	170,779	1,020,019
Organization and Offering Expenses	194,531	1,158,057
Brokerage Expenses	4,168,028	25,143,261
Total Expenses	5,170,117	28,702,270

Net Income (Loss)	$-1,620,252	$-50,017,429

Statement of Changes in Net Asset Value	Month to Date Total	Year to Date Total
Beginning Balance	$805,179,814	$831,270,498
Additions	10,633,866	77,096,110
Net Income (Loss)	-1,620,252	-50,017,429
Redemptions	-5,485,888	-49,641,639
Balance at JUNE 30, 2010	$808,707,540	$808,707,540

PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	ROR – Month to Date	ROR – Year to Date
A	$1,342.341	45,594.44401	$61,203,297	-0.21%	-5.81%
B	$1,149.421	535,610.91531	$615,642,512	-0.27%	-6.12%
Legacy 1	$918.379	6,755.59193	$6,204,192	-0.03%	-4.94%
Legacy 2	$915.651	5,997.04508	$5,491,201	-0.05%	-5.07%
Global 1	$916.949	8,804.86461	$8,073,611	0.29%	-4.17%
Global 2	$912.255	16,461.91924	$15,017,476	0.29%	-4.34%
Global 3	$890.395	109,024.97134	$97,075,252	0.10%	-5.24%

To the best of my knowledge and belief the information contained herein is accurate and complete.

__________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership